Exhibit 99.3

ENESOON NEW ENERGY LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2020 and June 30, 2020	F-2
Unaudited Condensed Consolidated Statements of Income and Comprehensive Income for the six months ended December 31, 2020 and 2019	F-3
Unaudited Condensed Consolidated Statements of Changes in Equity for the six months ended December 31, 2020 and 2019	F-5
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended December 31, 2020 and 2019	F-6
Notes to Unaudited Condensed Consolidated Financial Statements	F-7 – F-36

ENESOON NEW ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,	December 31,
	2020	2020	2020
	RMB	RMB	US$
ASSETS
CURRENT ASSETS:
Cash	3,464,049	11,141,171	1,707,459
Restricted cash	2,491,788	3,226,222	494,440
Accounts receivable, net	320,208,141	288,468,896	44,209,792
Loan receivables, net	18,053,930	-	-
Advances to suppliers, net	62,644,804	35,998,742	5,517,049
Prepayments, deposits and other assets, net	7,153,228	5,482,899	840,291
Receivable from disposition – current	36,439,203	50,565,965	7,749,573
Due from related parties	786,207	216,815	33,228
TOTAL CURRENT ASSETS	451,241,350	395,100,710	60,551,832

Property and equipment, net of accumulated depreciation of RMB 8,554,463 and RMB 9,833,317 (US$1,507,022) as of June 30, 2020 and December 31, 2020, respectively	16,877,882	15,681,573	2,403,306
Intangible assets, net	245,236	7,365,215	1,128,769
Prepayments, deposits and other assets	1,801,860	1,004,677	153,973
Receivables from disposition - noncurrent	34,064,501	17,610,611	2,698,944
Investment in debt security	25,013,661	26,027,323	3,988,862
Long-term investments, net	75,089,998	266,400,000	40,827,586
Long-term investment-related parties	3,000,000	3,000,000	459,770
Deferred tax assets, net	10,931,965	12,502,888	1,916,151
TOTAL ASSETS	618,266,453	744,692,997	114,129,193

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans – short-term	8,766,666	11,698,243	1,792,834
Current maturities of long-term loan	2,583,698	-	-
Accounts payable	27,253,004	29,535,521	4,526,517
Accrued expenses and other liabilities	7,548,273	9,385,864	1,438,447
Loans from third parties	9,127,172	6,770,227	1,037,583
Advances from customers	2,479,980	3,513,124	538,410
Due to related parties	3,944,541	707,688	108,458
Taxes payable	65,366,229	90,145,881	13,815,461
TOTAL CURRENT LIABILITIES	127,069,563	151,756,548	23,257,710

Bank loans – long-term	13,621,770	19,876,097	3,046,145
TOTAL LIABILITIES	140,691,333	171,632,645	26,303,855

COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary Shares, US$0.01 par value, 120,000,000 shares authorized, 111,111,111 shares issued and outstanding at June 30, 2020 and December 31, 2020*	7,627,778	7,627,778	1,169,008
Additional paid-in capital	201,440,259	201,440,259	30,872,070
Statutory reserves	43,865,453	50,715,086	7,772,427
Retained earnings	210,005,797	295,663,765	45,312,454
Accumulated other comprehensive income	513,380	349,877	53,619
TOTAL SHAREHOLDERS’ EQUITY	463,452,667	555,796,765	85,179,578
Non-controlling interests	14,122,453	17,263,587	2,645,760
TOTAL EQUITY	477,575,120	573,060,352	87,825,338

TOTAL LIABILITIES AND EQUITY	618,266,453	744,692,997	114,129,193

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENESOON NEW ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE

INCOME

	For Six months ended December 31,
	2019	2020	2020
	RMB	RMB	US$
REVENUES
Engineering consulting service	103,102,592	101,079,383	15,491,093
Engineering consulting service-related parties	1,579,629	181,511	27,818
Engineering, procurement and construction service	64,200,002	165,505	25,365
Product revenue	1,937,253	74,737,311	11,453,994
Operating and maintenance services	535,044	798,311	122,347
Total revenues	171,354,520	176,962,021	27,120,617

COST OF REVENUES
Engineering consulting service	4,757,643	5,374,726	823,713
Engineering consulting service-related parties	826,514	80,838	12,389
Engineering, procurement and construction service	38,436,385	159,321	24,417
Product revenue	993,309	39,838,498	6,105,517
Operating and maintenance services	498,101	422,236	64,710
Total cost of revenues	45,511,952	45,875,619	7,030,746
GROSS PROFIT	125,842,568	131,086,402	20,089,871

OPERATING EXPENSES
Selling expenses	688,338	740,657	113,511
General and administrative expenses	16,421,435	13,657,246	2,093,065
Impairment of long-term investment	600,000	-	-
Provision for (recovery of) doubtful accounts	(141,171)	10,519,574	1,612,195
Research and development expenses	7,971,368	10,881,522	1,667,666
Total operating expenses	25,539,970	35,798,999	5,486,437
INCOME FROM OPERATIONS	100,302,598	95,287,403	14,603,434

OTHER INCOME (EXPENSE)
Interest income	1,032,277	1,023,881	156,917
Interest expense	(754,554)	(1,248,158)	(191,289)
Share of losses in equity method investments	-	(89,998)	(13,793)
Imputed interest of receivable from disposition	-	1,906,302	292,154
Gain (loss) from disposal of equity investment	(1,739,421)	11,271,064	1,727,366
Other income, net	1,402,398	4,714,929	722,594
Total other income (expense), net	(59,300)	17,578,020	2,693,949

INCOME BEFORE INCOME TAXES	100,243,298	112,865,423	17,297,383

INCOME TAXES PROVISION	14,339,734	15,716,688	2,408,688
NET INCOME	85,903,564	97,148,735	14,888,695
Less: Income attributable to non-controlling interests	2,059,983	4,641,134	711,285
NET INCOME ATTRIBUTABLE TO THE COMPANY	83,843,581	92,507,601	14,177,410

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ENESOON NEW ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE

INCOME

COMPREHENSIVE INCOME
NET INCOME	85,903,564	97,148,735	14,888,695
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(217,851)	(163,503)	(25,058)
COMPREHENSIVE INCOME	85,685,713	96,985,232	14,863,637
Less: comprehensive income attributable to non-controlling interests	2,059,983	4,641,134	711,285
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	83,625,730	92,344,098	14,152,352

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic and diluted	0.75	0.83	0.13

Weighted average number of shares outstanding*
Basic and diluted	111,111,111	111,111,111	111,111,111

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ENESOON NEW ENERGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2019

	Ordinary Shares		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Non- controlling
	Shares*	Amount*	Capital	Reserves	Deficit)	Income	interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at July 1, 2019	111,111,111	7,627,778	201,440,259	36,365,281	78,159,338	622,705	9,275,999	333,491,360
Shareholders’ contribution	-	-	-	-	-	-	2,240,000	2,240,000
Disposal of subsidiaries	-	-	-	-	-	-	(1,016,112)	(1,016,112)
Net income for the period	-	-	-	-	83,843,581	-	2,059,983	85,903,564
Statutory reserves	-	-	-	7,500,172	(7,500,172)	-	-	-
Distribution to shareholders	-	-	-	-	(5,710,159)	-	-	(5,710,159)
Foreign currency translation adjustment	-	-	-	-	-	(217,851)	-	(217,851)
Balance at December 31, 2019	111,111,111	7,627,778	201,440,259	43,865,453	148,792,588	404,854	12,559,870	414,690,802

Balance at July 1, 2020	111,111,111	7,627,778	201,440,259	43,865,453	210,005,797	513,380	14,122,453	477,575,120
Purchase non-controlling shareholder’s interest	-	-	-	-	-	-	(1,500,000)	(1,500,000)
Net income for the period	-	-	-	-	92,507,601	-	4,641,134	97,148,735
Statutory reserves	-	-	-	6,849,633	(6,849,633)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(163,503)	-	(163,503)
Balance at December 31, 2020	111,111,111	7,627,778	201,440,259	50,715,086	295,663,765	349,877	17,263,587	573,060,352
Balance at December 31, 2020 (USD)	111,111,111	1,169,008	30,872,070	7,772,427	45,312,454	53,619	2,645,760	87,825,338

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ENESOON NEW ENERGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2019	2020	2020
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Total net income	85,903,564	97,148,735	14,888,695

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,611,032	1,858,875	284,885
Provision for (recovery of) doubtful accounts	(141,170)	10,519,573	1,612,195
Impairment of long-term investment	600,000	-	-
Deferred tax benefit	(17,181)	(1,570,923)	(240,754)
Loss from disposal of fixed assets	-	-	-
Loss (gain) from disposal of subsidiaries	1,739,421	(11,271,064)	(1,727,366)
Interest income recognized on receivable from disposition	-	2,327,128	356,648
Share of losses in equity method investments	-	89,998	13,793
Changes in operating assets and liabilities:
Accounts receivable	26,316,362	27,708,492	4,246,512
Prepayments, deposits and other assets	8,335,563	1,394,366	213,696
Advance to suppliers	(17,287,053)	20,369,456	3,121,756
Accounts payable	17,857,754	2,282,517	349,811
Accrued expenses and other liabilities	4,528,673	1,826,728	279,958
Advance from customers	865,060	1,033,144	158,336
Taxes payable	25,809,872	24,779,652	3,797,648
Prepayments, deposits and other assets - noncurrent	1,807,074	789,306	120,966
NET CASH PROVIDED BY OPERATING ACTIVITIES	157,928,971	179,285,983	27,476,779

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(152,043)	(82,545)	(12,651)
Purchase of intangible assets	(158,738)	-	-
Proceed from disposal of equity investment	-	1,000,000	153,257
Loans to third parties	(37,034,349)	-	-
Repayment of loans from third parties	-	18,053,929	2,766,886
Investment in equity investees	(120,000,000)	(191,400,000)	(29,333,333)
Investment in debt security	(1,012,362)	(1,013,662)	(155,350)
NET CASH USED IN INVESTING ACTIVITIES	(158,357,492)	(173,442,278)	(26,581,191)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments to related parties	(29,557,564)	(1,510,291)	(231,462)
Repayments from related parties	1,127,450	1,413,896	216,689
Proceeds from loans from third parties	23,392,125	-	-
Repayment to third parties	-	(2,356,945)	(361,218)
Proceeds from notes payable	8,355,000	-	-
Proceeds from bank loans – short term	-	2,931,577	449,284
Proceeds from bank loans – long term	-	6,254,327	958,518
Repayments of short-term bank loans	(5,981,309)	(2,583,698)	(395,969)
Repayments of long-term bank loans	(383,607)	-	-
Capital contributed by non-controlling shareholders	2,240,000	-	-
Purchase of non-controlling interest	-	(1,500,000)	(229,885)
Distribution to non-controlling shareholders	(3,739,659)	-	-
Purchase non-controlling shareholder’s interest	-	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(4,547,564)	2,648,866	405,957

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH AND RESTRICTED CASH	(312,992)	(81,015)	(12,418)
NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	(5,289,077)	8,411,556	1,289,127
TOTAL CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	27,577,995	5,955,837	912,772
TOTAL CASH AND RESTRICTED CASH, END OF PERIOD	22,288,918	14,367,393	2,201,899
THE FOLLOWING TABLE PROVIDES A RECONCILIATION OF CASH AND RESTRICTED CASH REPORTED WITHIN THE STATEMENTS OF FINANCIAL POSISITION THAT SUM TO THE TOTAL OF THE SAME AMOUNTS SHOWN IN THE STATEMENTS OF CASH FLOWS
Cash	11,988,912	11,141,171	1,707,459
Restricted cash	10,300,006	3,226,222	494,440
Total cash and restricted cash	22,288,918	14,367,393	2,201,899
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	-	4,378,589	671,048
Cash paid for interest	-	1,246,994	191,110

SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES
Intangible assets obtained by offset with receivable from disposal of equity investment	-	7,700,000	1,180,077
Dividends payable offset with due from related parties	5,710,159	-	-
Loans to third parties offset by investment	41,000,000	-	-
Due to related party offset with receivable from disposal of equity investment	-	2,571,064	394,033

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ENESOON NEW ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Enesoon New Energy Limited (“Enesoon” or “the Company”) is a holding company that was incorporated under the laws of British Virgin Islands on March 16, 2015. The Company and its subsidiaries (collectively referred to as the "Group") specialize in designing, constructing and operating of energy storage facilities and providing smart energy systems in the People’s Republic of China (“China” or “PRC”).

History of the Group

The Group's history began its operations of Shenzhen Enesoon Science & Technology Co., Ltd. (“Shenzhen Enesoon”), a limited liability company established in Shenzhen City, Guangdong Province, the People Republic of China (the "PRC" or “China”) on November 21, 2011, which has been controlled by Mr. Zhiyong Zeng (“Mr. Zeng”) with his spouse Ms. Mingli Chen (collectively “Mr. Zeng Family”) since inception.

Reorganization

As described below, the Company, through a series of transactions which are accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries. Mr. Zeng Family is the ultimate controlling shareholder of the Company. A Reorganization of the legal structure was completed on November 30, 2020. The Reorganization involved the following steps:

(i)	the incorporation of the Company on March 16, 2015 and amendment of the article of incorporation on June 3, 2019 and December 17, 2020 to increase the authorized shares from 50,000 ordinary shares to 120,000,000 ordinary shares and reduce the par value of each ordinary share from US$1 to US$0.01 per share;

(ii)	the incorporation of a wholly –owned subsidiary Enesoon Science & Technology Limited (“Enesoon HK”) under the laws of Hong Kong on April 2, 2015;

(iii)	the incorporation of Enesoon HK’s wholly-owned subsidiary Enesoon New Energy (Shenzhen) Co., Ltd. (“WFOE”) on July 20, 2015 in Shenzhen City, Guangdong Province, PRC, under the laws of the PRC; and

(iv)	a series of transfers of the equity ownership of Shenzhen Enesoon to WFOE from the former shareholders of Shenzhen Enesoon:

a.	On August 5, 2015, all the equity interests of Shenzhen Enesoon were transferred to WFOE and Shenzhen Enesoon became a wholly-owned subsidiary of WFOE (the “2015 Transfer”).

b.	During the period from July 21, 2017 to April 4, 2018, certain unrelated institutional investors (the “Original Investors”) invested in Shenzhen Enesoon and became minority shareholders of Shenzhen Enesoon, while Mr. Zeng Family, through WFOE, remains the ultimate control of Shenzhen Enesoon. In anticipation of the listing in the stock market of the United States of America, on November 30, 2020, all the minority shareholders transferred their equity interest in Shenzhen Enesoon to WFOE in exchange for the same percentage of the equity interest in the Company (the “2020 Transfer”).

The aforesaid Reorganization was completed on November 30, 2020 and the Company became the holding company of the subsidiaries comprising the Group. Mr. Zeng Family and the Original Investors ultimately owns the same percentage of equity interest in Shenzhen Enesoon before and after the Reorganization. Since the Company and its subsidiaries are effectively controlled by Mr. Zeng Family before and after the Reorganization, the Reorganization is considered under common control. The transactions above were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at carrying value and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

ENESOON NEW ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

Coronavirus

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. During the six months ended December 31, 2020, the COVID-19 pandemic did not have a material impact on the Group’s financial positions and operating results. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the pandemic, the potential resurgence of the pandemic, future government actions in response to the pandemic and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Group is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

ENESOON NEW ENERGY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

As of December 31, 2020, the Company’s unaudited condensed consolidated financial statements reflect the activities for each of the following entities.

Name of Entity	Date of Incorporation or acquisition	Place of Incorporation	% of Ownership	Principal Activities
Enesoon HK	April 2, 2015	Hong Kong	100%	Investment Holding
WFOE	July 20, 2015	PRC	100%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Shenzhen Enesoon	November 21, 2011	PRC	100%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Nanjing Enesoon New Energy Co., Ltd. (“Nanjing Enesoon”)	December 22, 2017	PRC	100%	providing smart energy systems
Shenzhen Enesoon Energy Management Co., Ltd. (“Shenzhen Energy”)	January 22, 2015	PRC	99%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Shandong Enesoon Sanyuanzhu Heat Power Co., Ltd. (“Shandong Sanyuanzhu”)	December 26, 2016	PRC	100%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Shenzhen Enesoon Equipment Technology Co., Ltd. (“Shenzhen Equipment”)	January 3, 2014	PRC	87.5%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Shenzhen Enesoon New Energy Internet Technology Co., Ltd. (“Shenzhen Internet”)	March 19, 2014	PRC	99%	providing smart energy systems
Shenzhen Enesoon Energy Storage Technology Innovation Co., Ltd. (“Shenzhen Storage”)	August 29, 2018	PRC	100%	designing, constructing and operating of energy storage facilities
Sichuan Xiecheng Electric Engineering Design Co., Ltd. (“Sichuan Xiecheng”)	February 22, 2016	PRC	96.8%	designing, constructing and operating of energy storage facilities
Jiangsu Enesoon Technology Co., Ltd. (“Jiangsu Enesoon”)**	May 26, 2014	PRC	98%	designing, constructing and operating of energy storage facilities
Qingdao Enesoon Energy Storage Equipment Co., Ltd. (“Qingdao Storage”)	March 12, 2019	PRC	100%	designing, constructing and operating of energy storage facilities
Nanjing Mingxing Information Technology Co., Ltd. (Nanjing IT)	September 26, 2017	PRC	99%	providing smart energy systems
Nanjing Baoruida Telecommunication Technology Co., Ltd. (“Nanjing TT”)	September 26, 2017	PRC	99%	providing smart energy systems
Tancheng Enesoon Summit New Energy Co., Ltd. (“Tancheng Enesoon”)*	June 5, 2018	PRC	100%	designing, constructing and operating of energy storage facilities
Suqian Kaineng Photo-Electricity Technology Co., Ltd. (“Suqian Enesoon”)*	September 13, 2016	PRC	51%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Wuhua Enesoon Clean Engergy Service Co., Ltd. (“Wuhua Enesoon”)	July 22, 2019	PRC	80%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Shenzhen Enesoon Intelligent System Co., Ltd. (“Intelligent System”)	June 2, 2020	PRC	99%	designing, constructing and operating of energy storage facilities and providing smart energy systems

** Jiangsu Enesoon was sold to a third-party buyer on November 28, 2019.

* Tancheng Enesoon and Suqian Enesoon were disposed of together with Jiangsu Enesoon.

ENESOON NEW ENERGY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principal of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 2020 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with consolidated financial statements and notes for the fiscal years ended June 30, 2018, 2019 and 2020.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Group. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Non-controlling interest’s operating results are presented on the face of the consolidated statements of operations and comprehensive income as an allocation of the total income for the periods between non-controlling shareholders and the shareholders of the Group.

Uses of estimates and assumptions

In preparing the unaudited condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, revenue recognition, specifically the nature and timing of satisfaction of performance obligations and variable considerations, allowances for doubtful accounts receivable and other receivables, receivable from disposition of Jiangsu Enesoon, useful lives of property and equipment and intangible assets, the recoverability of investment in debt security and long-lived assets, the measurement of fair value of assets acquired and liabilities assumed in a business combination, valuation of prepayments and other assets and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash represents demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured. As of June 30, 2020 and December 31, 2020, cash and restricted cash balance in PRC was RMB 5,862,139 and RMB 10,943,658, respectively.

Restricted cash

Restricted cash represents cash deposited with a bank of RMB 2,491,788 and RMB 3,226,222 as of June 30, 2020 and December 31, 2020, respectively, which were court frozen assets for pending lawsuit (Note 17). Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the term of the bank borrowings. Upon repayment of the bank borrowings, the bank’s deposits are available for general use by the Group.

ENESOON NEW ENERGY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, accounts receivable, prepayments and other current assets, due from related parties, accounts payable, advance from customers, accrued expenses, deferred revenue, short-term bank loans, other loans and taxes payable, approximates their recorded values due to their short-term maturities. The Group determined that the carrying value of the long-term portion of bank loans approximated their fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. The carrying value of the investment in debt security as of June 30, 2020 and December 31, 2020 approximates its fair value, which was estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is classified as a Level 2 fair value measurement.

Accounts Receivable and Allowance for Doubtful Accounts

The accounts receivable represents the Group’s right to consideration in exchange for goods and services that the Group has transferred to the customer before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes an allowance for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The allowance is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The allowance for doubtful accounts balances amounted to RMB 46,327,946 and RMB 50,358,699 as of June 30, 2020 and December 31, 2020, respectively.

Advances to Suppliers, net

The Group is required from time to time to make cash advances when placing its purchase orders with its suppliers or vendors. The Group reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies to the Group. The allowance for doubtful accounts balances amounted to RMB 14,190,993 and RMB 20,467,599 as of June 30, 2020 and December 31, 2020, respectively.

ENESOON NEW ENERGY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Prepayments, deposits and other assets, net

Prepayment, deposits and other assets primarily consist of prepayment made for purchasing goods or services that have not been received or provided; security deposits made to our customers and advances to employees. Prepayments, deposits and other assets are classified as either current or non-current based on the terms of the respective agreements. The balance is unsecured and is reviewed periodically to determine whether their carrying value has become impaired. The allowance for doubtful accounts balances amounted to RMB 3,598,021 and RMB 2,807,460 as of June 30, 2020 and December 31, 2020, respectively.

Long-term investments

The Group’s long-term investments primarily consist of equity investments in privately held entities accounted for using the measurement alternative and equity investments accounted for using the equity method. On July 1, 2019, the Group adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. According to the guidance, the Group started to record equity investments at fair value, with gains and losses recorded through net earnings. And the Group elected to measure certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes and assess for impairment quarterly.

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Group elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments accounted for using the equity method

The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

ENESOON NEW ENERGY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment in debt security

The Group invests in debt securities and accounts for the investments based on the nature of the securities invested, and the Group’s intent and ability to hold the investments to maturity. The Group’s investments in debt securities that have a stated maturity and normally pay a prospective fixed rate of return. The Group classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their remaining contractual maturity date is less than one year.

For individual securities classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary, in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Buildings	20 years
Transport equipment	5 years
Energy Storage facilities	15 years
Production equipment	1-10 years
Office equipment	1-3 years
Leasehold improvement	1-3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets, net

Intangible assets consist primarily of software purchased and technology patents acquired, which are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives, which are generally 3 to 10 years or based on the contract term. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for each of the six months ended December 31, 2019 and 2020.

ENESOON NEW ENERGY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

The Group generates revenues from the following primary sources: (i) product sales of thermal energy storage materials such as molten salt and related energy storage equipment (“product sales”); (ii) engineering, procurement, and construction Services (“EPC service”) to build customized thermal energy storage projects; (iii) operating and maintenance (“O&M”) services under long term O&M service contracts and (iv) providing thermal energy storage engineering consulting service (“engineering consulting service”).

The Company recognized its revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Product sales contracts

The Group sells thermal energy storage materials such as molten salt and related energy storage equipment to its customers and recognizes revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer. Other than standard assurance type warranty obligations, which generally provide a 12 months warranty against defects related to the sale of products in accordance with PRC national warranty standard, there are no significant post-shipment obligations with any of our customers that could have an impact on revenue recognition.

Engineering, Procurement and Construction (“EPC”) service contracts

The Group manufactures and constructs thermal energy storage facilities with specifications required by customer under an EPC contract. EPC arrangements governed by customer contracts that require the Group to construct functioning thermal energy storage facilities are generally completed within 1 to 3 months from commencement of engagement. Upon completion, the customer acceptance is generally required. EPC service contracts are fixed priced. Billings to the customers can occur at contractually designated stages throughout the contract period and the Group has enforceable rights to payments on the work in progress.

ENESOON NEW ENERGY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

The Group assesses that EPC contracts typically include two distinct performance obligations, including (i) an obligation to provide engineer design service (Engineer design) and (ii) construction of infrastructure (Construction or EPC service). The Group always provides these two services on standalone basis and customers are able to benefit from each of the service on its own. In addition, the timing of delivery of these two performance obligations can be separately identifiable in the EPC contracts. The transaction price is allocated to these two identified performance obligations based on the relative standalone selling prices. The Group uses an input method based on cost incurred as the Group believes that this method most accurately reflects the Group’s progress toward satisfaction of the construction performance obligation, which usually takes less than 3 months. Under this method, the transaction price allocated to construction service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to construction performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Group to make estimates of revenues and costs to complete the construction. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the construction, including materials, labor, and other system costs.

The Group generally provides a standard assurance type warranty for its EPC arrangements. The warranty period is typically 24 months upon completion of construction and customer acceptance in accordance with PRC national warranty standard. The Group estimates expenses for the cost to repair under warranty and accrue a liability in cost of revenue for this amount. The determination of the Group’s warranty requirements is based on actual historical experience. To date, the Group has not incurred a material warranty expense on any construction contract. However, as a policy, provisions for warranty liability will be made during the period in which a provision for warranty liability becomes probable and can be reasonably estimated.

ENESOON NEW ENERGY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Operating and Maintenance (“O&M”) service contracts

The Group enters into O&M contracts with customers to provide regular operating and maintenance service for thermal energy storage facilities owned by customers with the objective of optimizing customers' thermal energy storage operation. Billings to the customers are generally on a monthly or quarterly basis over the contract term. The O&M contracts typically include a single performance obligation. The revenue from O&M service is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

Transaction price of O&M service arrangements may include variable consideration in the form of performance bonus or penalty. The Group reflects, in the transaction price the estimates variable consideration for these contracts using the most likely amount approach on the basis of historical information and current trends of the contract performance to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur.

Engineering consulting service contracts

The Group enters into fixed priced engineering consulting contracts with customers to provide standalone design or feasibility study for the customer’s thermal energy projects and offers training with general-purpose thermal energy storage applications to customers. The Group believes the engineering consulting service is satisfied over the contract term, which is generally within 1-3 months.

Cooperation with business partners

To develop EPC service or O&M service, the Group collaborates with an independent local business partner in each designated graphic area and incorporates a partner-operated project company (“project company”). Upon incorporation, the independent local business partner contributes most capital and controls the project company, while the Group contributes less capital and owns less than 15% equity interest in the project company (Note 8). The Group does not have any significant influence over the retained non-controlling interest in all project companies. The project company develops thermal energy storage projects with local government or real estate developers then enters into EPC or O&M service arrangements with the Group. The Group acts as the primary obligor in the EPC or O&M service arrangements and recognizes revenue on a gross basis of the contracted amount when all the revenue recognition criteria are met.

In certain circumstances, the Group engages third party contractors to perform part of the aforementioned services in fulfilling its contract obligation. In these cases, the Group controls and takes responsibilities for such services before the services are transferred to the customer. The Group has the right to direct the contractors to perform the service and control the goods or assets transferred to its customers. Thus, the Group considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the EPC and O&M services transferred.

ENESOON NEW ENERGY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Shipping and Handling Costs

The Group account for shipping and handling activities related to contracts with customers as costs to fulfill our promise to transfer goods and, accordingly, records such expense in cost of revenue.

Contract Costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by the Group to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Group to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract acquisition costs and fulfillment costs as of June 30, 2020 and December 31, 2020.

Contract balance

For the product sales, the Group generally requires the payment to be made upon delivery. For EPC service contracts, the Group generally requires a down payment for a portion of the transaction price upon or shortly after entering into the agreement and a significant portion (45%-65%) of remaining payment upon completion of construction and customer acceptance. For O&M service contracts, the Group generally requires a monthly or quarterly payment over the contract term. The payment terms for engineering consulting service contracts vary by contracts but generally are due on the end of contract term. For all types of contracts, the Group typically does not include extended payment terms in our contracts with customers.

The Group records contract assets (e.g., “unbilled accounts receivable”) for revenue that has been recognized in advance of billing the customer. The unbilled accounts receivable represents the Group’s right to consideration in exchange for service that the Group has performed to the customer before payment is due and the unbilled account receivable will be reclassified to billed accounts receivable when the Group has the right to invoice. Contract liabilities are presented as advances from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of June 30, 2020 and December 31, 2020, the balance of advances from customers amounted to RMB 2,479,980 and RMB 3,513,124, respectively.

ENESOON NEW ENERGY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (‘‘ASC 740’’), Income Taxes. The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended December 2019 and 2020. All of the tax returns of the Group’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

ENESOON NEW ENERGY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 Foreign Currency Translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s entities incorporated in the British Virgin Islands (“BVI”), and Hong Kong (“HK”) is the Hong Kong dollars (“HKD”). The functional currency of the Group’s PRC subsidiaries is the RMB.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the combined and consolidated statements of comprehensive loss.

The Group's reporting currency is Renminbi ("RMB"). For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity's functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the statements of comprehensive income (loss) and the consolidated statements of changes in equity.

Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250 on December 31, 2020. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2020, or at any other rate.

Advertising Expenditures

Advertising expenditures are expensed as incurred and such expenses were included as part of selling expenses. For the six months ended December 31, 2019 and 2020, the advertising expenses amounted to RMB 108,023 and RMB 9,709, respectively.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related personnel costs, depreciation and the cost of materials and services used for the development of products, including experiments and testing. All research and development costs are expensed as incurred. For the six months ended December 31, 2019 and 2020, research and development expenses was RMB 7,971,368 and RMB 10,881,522, respectively.

Segment reporting

The Group’s chief operating decision-maker (“CODM”) has been identified as its Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are all located in the PRC and substantially all of the Group’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

ENESOON NEW ENERGY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended ("the JOBS Act"), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, by which to defer the effective date for all other entities by an additional year. As an emerging growth company, the Company has not early adopted this update and it will become effective on July 1, 2021. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 606 and ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company has evaluated that upon the adoption of this ASU, the right of use of assets will increase total assets and the lease payable will increase total liabilities.

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 - Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Group is currently evaluating the impact this ASU will have on its unaudited condensed consolidated financial statements and related disclosures.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Group does not expect this guidance will have a material impact on its unaudited condensed consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning July 1, 2021. The Group is currently evaluating the effect of adopting this ASU on the Group’s unaudited condensed consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 –DIVESTITURES

Jiangsu Enesoon Technology Co., Ltd.

On November 28, 2019, the Group sold certain investments in the project companies (Note 7-i) through a disposition of the Group’s 100% equity interest in Jiangsu Enesoon Technology Co., Ltd. (“Jiangsu Enesoon”) and its subsidiaries, Tancheng Enesoon and Suqian Enesoon, which primarily own the Group’s equity investments in the project companies, to a third party investment company (the “Buyer”). The selling price is RMB 99 million, of which the Buyer is obligated to pay RMB 27 million within 30 days after the related agreement was signed on November 28, 2019 and the remaining consideration is payable by the Buyer within two years with quarterly installment payment of RMB 9 million until full payment. As of December 31, 2020, the Buyer has negotiated to defer the rest of the payments for one quarter each due to the difficulties caused by COVID-19. The Group had a disposition loss of approximately RMB 1.7 million with unrecognized financing component of approximately RMB 6.9 million due to the fact that a significant portion of the selling price is payable over two years. As of July 2021, the Buyer has paid an aggregate amount of RMB 63.0 million. This disposition did not represent a strategic shift of the Group’s operations nor will it have any material impact on the Group’s revenue and operations.

As of December 31, 2020, the aggregated balance due from the Buyer was approximately RMB 68 million, consisting of RMB 50 million included in the current portion of receivable and RMB 18 million included in the non-current portion of receivable. For the six months ended December 31, 2019 and 2020, the Company recognized nil and RMB 1,906,302 of interest income from the balance due from the Buyer.

	June 30, 2020	December 31, 2020
	RMB	RMB
Current	36,439,203	50,565,965
Non-current	34,064,501	17,610,611
Total	70,503,704	68,176,576

The future amortization for the unearned interest is as follows:

Twelve months ending December 31,	Estimated Amortization
RMB
2021	2,200,605
2022	389,390
Total	2,589,995

Note 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	June 30, 2020	December 31, 2020
	RMB	RMB
Accounts receivable – third parties	363,018,837	335,310,345
Accounts receivable – related parties	3,517,250	3,517,250
Less: allowance for doubtful accounts	(46,327,946)	(50,358,699)
Accounts receivable, net	320,208,141	288,468,896

Unbilled accounts receivable included in accounts receivable above amounted to approximately RMB 239,920,445 and RMB 257,426,533 as of June 30, 2020 and December 31, 2020, respectively.

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – ACCOUNTS RECEIVABLE, NET (Continued)

The following is an aged analysis of accounts receivables (net of allowance for doubtful accounts) as of June 30, 2020 and December 31, 2020.

Accounts receivable	June 30, 2020	December 31, 2020
	RMB	RMB
Within 90 days	73,753,745	173,268,603
91-180 days	30,090,286	2,751,134
181-365 days	192,579,665	57,917,543
Greater than 1 year	23,784,445	54,531,616
Total accounts receivable	320,208,141	288,468,896

Allowance for doubtful accounts movement:

	June 30, 2020	December 31, 2020
	RMB	RMB
Beginning balance	47,504,964	46,327,946
Provision for doubtful accounts	232,982	4,030,753
Reduction due to divestitures	(1,410,000)	-
Ending balance	46,327,946	50,358,699

As of May 31, 2021, RMB 169.8 million of the accounts receivable balance have been collected, representing 59% of the balance as of December 31, 2020.

Note 5 – ADVANCE TO SUPPLIERS, NET

Advance to suppliers, net, consisted of the following:

	June 30, 2020	December 31, 2020
	RMB	RMB
Advance to suppliers	76,835,797	56,466,341
Less: allowance for doubtful accounts	(14,190,993)	(20,467,599)
Advance to suppliers, net	62,644,804	35,998,742

Allowance for doubtful accounts movement:

	June 30, 2020	December 31, 2020
	RMB	RMB
Beginning balance	14,118,006	14,190,993
Provision for doubtful accounts	72,987	6,276,606
Ending balance	14,190,993	20,467,599

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET

Prepayments, deposits and other assets, net consisted of the following:

	June 30, 2020	December 31, 2020
	RMB	RMB
Prepayment and deposits	9,283,217	8,290,359
Security deposits	1,801,860	1,004,677
VAT recoverable	1,468,032	-
Prepayments, deposits and other assets	12,553,109	9,295,036
Less: allowance for doubtful accounts	(3,598,021)	(2,807,460)
Prepayments, deposits and other assets, net	8,955,088	6,487,576
Less: Prepayment, deposits and other assets –long term portion, net	(1,801,860)	(1,004,677)
Prepayment, deposits and other assets – current portion, net	7,153,228	5,482,899

Allowance for doubtful accounts movement:

	June 30, 2020	December 31, 2020
	RMB	RMB
Beginning balance	3,545,857	3,598,021
Provision for doubtful accounts	16,253	212,214
Written off	-	(1,002,775)
Exchange	35,911	-
Ending balance	3,598,021	2,807,460

Note 7 — INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	June 30, 2020	December 31, 2020
	RMB	RMB
Software purchased	368,431	368,431
Technology patents acquired	-	7,700,000
Less: accumulated amortization	(123,195)	(703,216)
Intangible assets, net	245,236	7,365,215

During the six months ended December 31, 2020, the Group acquired two technology patents from a third party for consideration of RMB 7.7 million. The amortization expenses were RMB 270,358 and RMB 580,021 for the six months ended December 31, 2019 and 2020, respectively.

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — INTANGIBLE ASSETS, NET (Continued)

The future amortization for the intangible assets is expected as follows:

Twelve months ending December 31,	Estimated Amortization Expense
RMB
2021	846,430
2022	844,935
2023	813,487
2024	801,869
2025	4,058,494
Total	7,365,215

Note 8 — LONG-TERM INVESTMENTS, NET

Long-term investments consist of the following:

	Equity investments without readily determinable fair values (i)	Equity investments accounted for using the equity method (ii)	Total
	RMB	RMB	RMB
Balance as of July 1, 2020	78,000,000	89,998	78,089,998
Addition	191,400,000	-	191,400,000
Share of loss in equity method investee	-	(89,998)	(89,998)
Balance as of December 31, 2020	269,400,000	-	269,400,000
Presented by:
Long term investment	266,400,000	-	266,400,000
Long term investment – related party	3,000,000	-	3,000,000
	269,400,000	-	269,400,000

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LONG-TERM INVESTMENTS, NET (Continued)

(i)	The Group and its unrelated business partners incorporated various project companies. The Group owns 10-15% of equity interest of the project companies, while the unrelated business partner owns the rest of equity interest and controls the project companies. The Group considers it does not have significant influences over those project companies. The Group accounted for the investments using the measurement alternative as these project companies are private companies without readily determinable fair value. In November 2019, the Group sold its equity investments in 13 project companies together with a wholly owned subsidiary to an unrelated investment fund for consideration of RMB 99 million (Note 3). From July 1, 2020 through December 31, 2020, the Group made additional investments in project companies under cost method l with an aggregated carrying value of RMB191.4 million. From December 31, 2020 through May 31, 2021, the Group made additional investments in project companies under cost method with an aggregated carrying value of RMB19 million.

During the six months ended December 31, 2019 and 2020, the Group recognized RMB 600,000 and nil of impairment losses on the cost method equity investments, due to an investee’s slow development of its business. As of June 30, 2020 and December 31, 2020, there were 24 and 60 project companies included in the Group’s long-term investment- cost method investments, respectively.

As of December 31, 2020, among all the cost method equity investments, the Company had an equity investment of RMB 3 million in the project companies controlled by a related party to the Group’s controlling shareholder. However, the Group does not have significant influence on this project company.

(ii)	Long-term investment – equity investments accounted for using the equity method consist of:

a.	On December 14, 2015, the Group and a listed company (the “equity investment partner”) on the PRC A share market incorporated Shenzhen Yongqing Enesoon New Energy Engineer Technology Co., Ltd. (“SZYQ”), in which the Group owns a 40% equity interest. The Group considers it has significant influence over SZYQ due to the level of ownership and its participation on SZYQ’s significant business operating and strategic decisions. Due to slow business development, the Group recognized full impairment of this investment in prior years. As a result, the carrying value of the investment in SZYQ was nil as of December 31, 2020. As of June 30, 2020, the Group had due to SZYQ balances of RMB 2,571,064, which was interest-free borrowing from the equity investment partner and due on demand. In November 2020, the Group signed an agreement with Changsha Sicheng Investment Management Co., Ltd, a third party, to transfer 40% of equity interest in SZYQ for a total consideration of RMB 11,271,064, which included a cash payment of RMB 8,700,000 and exemption of the RMB 2,571,064 balance due to SZYQ. The Group recognized a disposal gain of RMB 11,271,064.

b.	On December 19, 2016, the Group and two unrelated companies incorporated Beijing Qidi Enesoon Clean Energy Technology Co., Ltd (“BJQD”), in which the Group owns a 39% equity interest. The carrying value of the Group’s investment in BJQD was nil as of December 31, 2020.

c.	On May 21, 2020, the Group invested RMB 90,000 into Suqian Kaineng Guangdian Technology Co., Ltd. (“SQGD”) and owns 49% of the equity interest in SQGD, which started to develop clean energy and thermal energy storage business in the local market.

For the six months ended December 31, 2019 and 2020, the Group did not receive any dividends from the above equity investees.

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — INVESTMENT IN DEBT SECURITY

During the year ended June 30, 2019, the Group invested RMB 24 million into a limited partnership (“LP”), which further invests the funds in the debt market. Pursuant to the agreement, the Group’s investment in the LP has a fixed interest rate of 10% starting in January 2019 for a term of 5 years. The interest and principal of the investment is due on the maturity of the investment term. The Group considers its investment in this LP as an investment in debt security at the time of the investment decision was made due to the fact that the Group’s investments in debt securities had a stated maturity with a fixed rate of return. Investment in debt security investments were recorded at amortized cost and classified as long-term according to their contractual maturity. As of June 30, 2019 and December 31, 2020, the carrying value of investment principal was RMB 24 million and the Group accrued interest income of RMB 1,012,362 and RMB 1,013,662 for the six months ended December 31, 2019 and 2020, respectively. For the six months ended December 31, 2019 and 2020, the Group did not recognize any impairment loss for the investment in debt security.

Note 10 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	June 30, 2020	December 31, 2020
	RMB	RMB
Payroll payable	3,162,977	4,252,894
Deferred government grant	-	450,000
Other fees payable	4,385,296	4,682,970
Total	7,548,273	9,385,864

Note 11 —LOANS FROM THRID PARTIES

As of June 30, 2019 and 2020, the Group had unsecured loans payable to certain unrelated parties aggregating RMB 9,127,172 and RMB 6,770,227, respectively. These borrowings were for working capital purpose and due within a 12-month period. The annual interest rate for these loans ranged from nil to 12%. For the six months ended December 31, 2019 and 2020, the Group recorded interest expense of RMB 24,400 and RMB 431,055 related to these loans from third parties, respectively.

Note 12 — RELATED PARTIES BALANCES AND TRANSACTIONS

Due from related parties

	June 30, 2020	December 31, 2020
	RMB	RMB
Biyun Lantian Holdings limited (“BLH”), controlled by Mr. Zeng Family(1)	-	136,815
Mr. Ke Li, the chief executive officer of the Group(2)	196,247	-
Ms. Lan Lan, the vice president of the Group(2)	59,960	-
Mr. Zhicheng Tang, the director of the Group(2)	300,000	-
Mr. Guoqiang Jiang (2)	230,000	80,000
Total	786,207	216,815

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — RELATED PARTIES BALANCES AND TRANSACTIONS (Continued)

Due to related party

	June 30, 2020	December 31, 2020
	RMB	RMB
BLH(3)	1,373,476	-
Shenzhen Yongqing Enesoon New Energy Engineer Technology Co., Ltd (“SZYQ”) (4).	2,571,065	-
Ms. Lan Lan, the vice president of the Group(5)	-	707,688
Total	3,944,541	707,688

(1)	During the six months ended December 31, 2020, the Group provided an interest-free loan to BLH, controlled by Mr. Zeng Family.

(2)	The funds were advanced to the Group’s management for business purposes. The balances were due on demand and interest-free. The balance was fully repaid during the period from July 2020 to December 2020.

(3)	During the six months ended June 30, 2020, the Group received interest-free working capital loans from BLH, controlled by Mr. Zeng Family, to fund its operations. The balance was due on demand and repaid in 2021.

(4)	The Group owns a 40% equity interest in SZYQ. As of June 30, 2020, the Group had due to SZYQ a balance of RMB 2,571,065, which was interest-free and due on demand. In November 2020, the Group signed an agreement with Changsha Sicheng Investment Management Co., Ltd, a third party, to transfer 40% of equity interest in SZYQ for a total consideration of RMB 11,271,064, which included a cash payment of RMB 8,700,000 and an offset of the RMB 2,571,064 balance due to SZYQ. The Group recognized a disposal gain of RMB 11,271,064 (Note 8).

(5)	During the six months ended December 31, 2020, the Group received interest-free working capital loans from Ms. Lan Lan to fund its operations. The balance is due on demand and was fully repaid in December 2020.

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — BANK LOANS

	June 30, 2020	December 31, 2020
	RMB	RMB
China Construction Bank
(1)Interest rate of 4.5%, from June 12, 2020 to June 12, 2021	1,000,000	1,000,000
Bank of China
(2)Interest rate of 4.57%, from April 30, 2020 to April 29, 2021	2,000,000	2,000,000
We Bank
(3)Interest rate of 11.50%, from May 24, 2019 to August 24, 2020	166,667	-
(4)Interest rate of 9.45%, from April 4, 2020 to April 4, 2022	910,223	661,981
(5)Interest rate of 11.5%, from September 2, 2020 to September 4, 2022	-	240,720
Bank of Nanjing
(6)Interest rate of 6.50%, from November 22, 2018 to November 21, 2023	2,685,244	2,301,639
China Everbright Bank
(7)Interest rate of 5.0%, from March 31, 2020 to March 30, 2021	5,600,000	5,600,000
Shenzhen Rural Commercial Bank
(8)Interest rate of 6.9%, from February 28, 2020 to February 28, 2023	2,760,000	2,520,000
Bank of Communications
(9)Interest rate of 4.75%, from March 30, 2020 to February 27, 2022	9,850,000	9,400,000
(10)Interest rate of 5.87%, from August 27, 2020 to July 31, 2022	-	5,000,000
Dongguan Bank
(11)Interest rate of 5.5%, from August 24, 2020 to August 23, 2021	-	2,850,000
Total	24,972,134	31,574,340
Less: Short-term portion of bank loans	8,766,666	11,698,243
Less: Current maturities of long-term loan	2,583,698	-
Long-term bank loans	13,621,770	19,876,097

(1) On June 12, 2020, the Group obtained an RMB 1,000,000 loan from China Construction Bank, Shenzhen Shangbu Branch, for a term from June 12, 2020 to June 12, 2021, at a fixed annual interest rate of 4.5%.

(2) On April 30, 2020, the Group obtained an RMB 2,000,000 loan from Bank of China, Shenzhen Jingniu Branch, for a term of April 30, 2020 to April 29, 2021, at a fixed annual interest rate of 4.57% per annum. Ms. Chen Mingli, Mr. Zhiyong Zeng and Qinghai Enesoon New Material Technology Co., Ltd (“Qinghai”), an entity controlled by the Mr. Zeng Family, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — BANK LOANS (Continued)

(3) On May 24, 2019, the Group obtained an RMB 1,000,000 loan from We Bank for a term from May 24, 2019 to August 23, 2020, at a fixed annual interest rate of 11.50%. After the repayment of RMB 83,333 and RMB 750,000 in 2019 and 2020, respectively, the loan balance was RMB 166,667 as of June 30, 2020. The remaining balance was repaid in August 2020.

(4) On April 4, 2020, the Group obtained an RMB 992,970 loan from We Bank for a term from April 4, 2020 to April 4, 2022, at a fixed annual interest rate of 9.45%. Mr. Li Ke guaranteed the repayment of the loan. After repayment of RMB 82,748, the loan balance was RMB 910,223 and RMB 661,980 as of June 30, 2020 and December 31, 2020.

(5) On August 2, 2020, the Group obtained an RMB 240,720 loan from We Bank, for a term from August 2, 2020 to September 4, 2022, at a fixed annual interest rate of 9.45%. Mr. Zeng family guaranteed the repayment of the loan.

(6) On November 22, 2018, the Group obtained an RMB 3,900,000 loan from Bank of Nanjing, Jiangbeixinqu Branch, for a term of November 22, 2018 to November 21, 2023, at a fixed annual interest rate of 6.50%. Mr. Zeng family and Qinghai guaranteed the repayment of the loan. Monthly repayment of RMB 63,934 is required. The loan balance was RMB 2,685,246 and RMB 2,301,640, as of June 30, 2020 and December 31, 2020, respectively.

(7) On March 31, 2020, the Group obtained an RMB 5,600,000 loan from China Everbright Bank, Shenzhen Branch, for a term from March 31, 2020 to March 30, 2021, at a fixed annual interest rate of 5%. Mr. Zeng family and WFOE guaranteed the repayment of the loan. The loan was fully repaid upon maturity on March 30, 2021.

(8) On February 28, 2020, the Group obtained an RMB 3,000,000 loan from Bank of Shenzhen Rural Commercial Bank, Tiansha Branch, for a term of February 28, 2020 to February 28, 2023, at a fixed annual interest rate of 6.9%. Ms. Mingli Chen and Mr. Ke Li guaranteed the repayment of the loan. The loan balance was RMB 2,760,000 and RMB 2,520,000 as of June 30, 2020 and December 31, 2020, respectively.

(9) On February 28, 2020, the Group obtained an RMB 10,000,000 loan from Bank of Communications, Shenzhen Branch, for a term from March 30, 2020 to February 27, 2022, at a fixed annual interest rate of 4.75%. Mr. Zeng family and Ms. Youling Li guaranteed the repayment of the loan. Ms. Mingli Chen and Ms. Youling Li also pledged personal real estate for the loan. The loan balance was RMB 9,850,000 and RMB 9,400,000 as of June 30, 2020 and December 31, 2020, respectively.

(10) On September 17, 2020, the Group obtained an RMB 5,000,000 loan from China Communication Bank, for a term from September 17, 2020 to September 16, 2021, at a fixed annual interest rate of 5.8725% per annum. Mr. Zeng family guaranteed the repayment of the loan. The Group pledged a patent to guarantee the repayment of the loan. Ms. Mingli Chen also pledged a personal real estate property to guarantee the repayment of the loan.

(11) On August 24, 2020, the Group obtained an RMB 3,000,000 loan from Dongguan Bank, for a term from August 24, 2020 to August 23, 2021, at a fixed annual interest rate of 5.5%. The Group shall repay principal of RMB 150,000 per quarter. The Group has repaid RMB 150,000 of principal from September 1, 2020 to December 31, 2020.

For the six months ended December 31, 2019 and 2020, interest expense amounted to RMB 431,568 and RMB 815,939, respectively. The weighted average annual interest rate for the bank loans was approximately 6.04% and 5.38%, respectively. The repayment schedule for the bank loans are as follows:

Twelve months ended December 31,	Repayment
RMB
2021	11,698,243
2022	15,054,458
2023	4,821,639
Total	31,574,340

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — TAXES

(a)	Corporate Income Taxes (“CIT”)

BVI

The Company incorporated in the British Virgin Islands is not subject to tax on income or capital gains under the related laws. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under Hong Kong tax laws, Enesoon HK is subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax Law of PRC (the “EIT Law”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. The EIT Law grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Shenzhen Enesoon was approved as an HNTE on June 19, 2015 and successfully renewed the “high-tech enterprise” tax status on October 16, 2018. In addition, Sichuan Xiecheng and Shenzhen Internet were approved as HNTE in September and November of 2018. Shenzhen Equipment was approved as HNTE in December 2019. As a result, Shenzhen Enesoon, Sichuan Xiecheng, Shenzhen Internet and Shenzhen Equipment have been entitled to a reduced income tax rate of 15%.

The impact of the preferred tax treatment noted above decreased taxes by RMB 9,970,164 and RMB 11,723,033for the six months ended December 31, 2019 and 2020, respectively. The benefit of the preferred tax treatment on net income per share (basic and diluted) were RMB 0.09 per share and RMB 0.11 per share for the six months ended December 31, 2019 and 2020, respectively.

i)	The components of the income tax provision are as follows:

	For the six months ended December 31,
	2019	2020
	RMB	RMB
Current	14,356,914	17,287,611
Deferred	(17,180)	(1,570,923)
Total provision for income taxes	14,339,734	15,716,688

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — TAXES (Continued)

ii)	The following table reconciles PRC statutory rates to the Group’s effective tax rate:

The following table reconciles the China statutory rates to the Group’s effective tax rate for the six months ended
December 31, 2019 and 2020:

	For the six months ended December 31,
	2019	2020
Statutory rate in PRC	25.0%	25.0%
Effect of PRC preferential tax rate	(9.9)%	(10.4)%
R&D additional deduction	(1.5)%	(1.8)%
Change in valuation allowance	(1.2)%	-%
Non-deductible expenses and foreign losses*	1.9%	1.1%
Effective tax rate	14.3%	13.9%

*non-deductible expense and foreign losses mainly represent expenditures or losses not deductible for PRC tax purpose.

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	June 30, 2020	December 31, 2020
	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts	10,962,485	12,533,407
Net operating losses carryforward	558,291	587,080
Sub-total	11,520,776	13,120,488
Valuation allowance	(588,811)	(617,599)
Deferred tax assets, net	10,931,965	12,502,888

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of RMB 588,811 and RMB 617,599 were provided for the Group’s certain subsidiaries with continuous losses as of June 30, 2020 and December 31, 2020, respectively. As of June 30, 2020 and December 31, 2020, there were approximately RMB 7.9 million and RMB 8.5 million net operating losses carryforwards in certain subsidiaries, respectively. The net operating tax loss carryforwards will be fully expired by the end of 2025.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2020 and December 31, 2020, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended December 31, 2019 and 2020.

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — TAXES (Continued)

(b)	Taxes payable

Taxes payable consist of the following:

	June 30, 2020	December 31, 2020
	RMB	RMB
Income tax payable	32,340,963	45,832,765
Value-added tax payable	32,582,105	43,258,406
Other taxes payable	443,161	1,054,710
Total taxes payable	65,366,229	90,145,881

Note 15 — SHAREHOLDERS’ EQUITY

The Company was established as a holding company under the laws of British Virgin Islands on March 16, 2015. The original authorized number of ordinary shares is 50,000 shares with par value of US$1.00 per share. On June 3, 2019, the Company amended the Memorandum of Association to increase the authorized share capital to 100,000,000 ordinary shares and reduced the par value to US$0.01 per share. On December 17, 2020, the Company amended the Memorandum of Association to increase the authorized share capital to 120,000,000 ordinary shares with par value of US$0.01 per share. As of June 30, 2020 and December 31, 2020, 111,111,111 ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the recapitalization.

On November 13, 2020, the Company signed an agreement with a non-controlling shareholder of Shenzhen Internet to purchase the 15% equity interest owned by the non-controlling shareholder for RMB 1.5 million. The Company paid the price in December 2020. After the transaction, the Company owns 99% of Shenzhen Internet.

As of June 30, 2020 and December 31, 2020, additional paid-in capital in the consolidated balance sheets represented the combined contributed capital of the Group’s subsidiaries.

Statutory reserves

The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately RMB 43.9 million and RMB 50.7 million as of June 30, 2020 and December 31, 2020, respectively.

Note 16 — Concentrations

(a)	Concentration of credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of June 30, 2020 and December 31, 2020, the aggregate amount of cash of RMB 5,862,139 and RMB 10,943,658, respectively, was held at major financial institutions in PRC. In May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit. To limit the exposure to credit risk relating to deposits, the Group primarily places cash deposits with large financial institutions in the PRC. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Concentrations (Continued)

(b)	Significant customers

For the six months ended December 31, 2020, one customer accounted for approximately 18% of the Group’s total revenues. For the six months ended December 31, 2019, no customer accounted for more than 10% of the Group’s total revenues. As of December 31, 2020, two customers accounted for more than 15% and 13% of the Group’s accounts receivable. As of June 30, 2020, two customers accounted for approximately 15% and 11% of the Group’s accounts receivable, respectively.

(c)	Significant suppliers

For the six months ended December 31, 2020, one supplier accounted for approximately 41.3% of the Group’s total purchases. For the six months ended December 31, 2019, one supplier accounted for approximately 10% of the Group’s total purchases. As of December 31, 2020, one supplier accounted for approximately 22% of the Group’s total accounts payable. As of June 30, 2020, two suppliers accounted for approximately 14% and 13% of the Group’s total accounts payable, respectively.

Note 17 — Commitments and contingencies

Contingencies

From time to time, the Group may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. The Group accrues the liability when the loss is probable and reasonably estimable. As of December 31, 2020, the Group had five outstanding lawsuits with an estimated liability in an aggregate of RMB 2.6 million, which was included in the Group's unaudited condensed consolidated financial statements as of December 31, 2020. RMB 3,226,222 was frozen in bank due to the pending lawsuits, which was recorded as “restricted cash” as at December 31, 2020 (Note 2). As of May 31, 2021, RMB 1,953,503 was frozen in bank due to the pending lawsuits. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

On November 6, 2018, the Group provided a guarantee for the sales-leaseback financing arrangement of Shandong Shouguang Tianyuan Enesoon New Energy Co., Ltd. (“SGTY”) in the amount of RMB 12 million for a term of 5 years. The Group previously invested in SGTY as a project company and disposed such investment to an unrelated party in January 2019.

Operating lease commitments

The Group signed several lease agreements to rent offices for its operations with the latest expiring date of December 15, 2025. As of December 31, 2020, the Group was obligated under operating leases for minimum rentals as follows:

Twelve months ended December 31,	Minimum lease payment
RMB
2021	3,010,894
2022	1,746,915
2023	1,746,915
2024	1,746,915
2025	1,746,915
Total	9,998,554

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Rent expense for the six months ended December 31, 2019 and 2020 were RMB 2,971,920 and RMB 2,621,522, respectively.

ENESOON NEW ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Subsequent events

Management evaluated subsequent events of the Group through June 10, 2021, the date the unaudited condensed consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition in the unaudited condensed consolidated financial statements or disclosure in the Notes to the unaudited condensed consolidated financial statements, except as follows:

On February 7, 2021, the Group obtained an RMB 2,000,000 loan from We Bank, for a term from February 7, 2021 to March 9, 2021, at a fixed annual interest rate of 3.6%. On March 9, 2021, the Group obtained an RMB 2,006,000 loan from We Bank, for a term from March 9, 2021 to March 4, 2023, at a fixed annual interest rate of 8.46%.

On March 22, 2021, the Group obtained an RMB 2,000,000 loan from Postal Savings Bank of China, for a term from March 22, 2021 to February 21, 2022, at a fixed annual interest rate of 5.5% per annum. The loan is guaranteed by chief executive officer Mr. Ke Li and his wife Ms. Dan Liu.

On March 31, 2021, the Company and the Company’s shareholder have entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Fuwei Films (Holdings) Co., Ltd (“Fuwei Films”), a Nasdaq listed company (Nasdaq: FFHL). The Purchase Agreement will result in the issuance by Fuwei Films of 111,111,111 new ordinary shares (“Consideration Shares”) in exchange for all outstanding shares of the Company. As a result of this transaction, the shareholders of the Company will beneficially own in the aggregate approximately 97.1% of Fuwei Films’ outstanding shares. The closing of the transactions contemplated under the Purchase Agreement is subject to various closing conditions, including approval of the issuance of Consideration Shares by the shareholders of Fuwei Films, receipt of NASDAQ approval, receipt by Fuwei Films of a satisfactory fairness opinion or valuation and other customary conditions.

On April 11, 2021, the Group obtained an RMB 290,000 loan from We Bank, for a term from April 12, 2021 to May 12, 2021, at a fixed annual interest rate of 3.6%. On May 12, 2021, the Group obtained an RMB 290,870 loan from We Bank, for a term from May 12, 2021 to May 4, 2023, at a fixed annual interest rate of 9%.

On April 9, 2021, the Group obtained an RMB 2,980,000 loan from We Bank, for a term from April 8, 2021 to May 8 2021, at a fixed annual interest rate of 3.6%. On May 8, 2021, the Group obtained an RMB 2,988,940 loan from We Bank, for a term from May 8, 2021 to May 8, 2023, at a fixed annual interest rate of 10.26%.

On April 16, 2021, the Group obtained an RMB 500,000 loan from Jiangsu Bank, for a term from April 16, 2021 to April 16, 2022, at a fixed annual interest rate of 6.09%.

On April 20, 2021, the Group obtained an RMB 3,000,000 loan from Huishang Bank, for a term from April 20, 2021 to April 20, 2022, at a fixed annual interest rate of 5.67%.